Exhibit 99.2

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 096 470 692,50 € 542 051 180 R.C.S. Nanterre

total.com

Total’s Board of Directors elects Patrick Pouyanné

Chairman and Chief Executive Officer

and appoints a Lead Independent Director

Paris, December 16, 2015 – At its meeting on December 16, 2015, Total’s Board of Directors elected Patrick Pouyanné, Chief Executive Officer of Total since October 22, 2014 and director since May 29, 2015, Chairman of the Board of Directors. As announced on October 22, 2014, Mr. Pouyanné therefore becomes Chairman and Chief Executive Officer of Total, following the Board’s decision to recombine the two roles.

He succeeds Thierry Desmarest, whose term as Chairman of the Board of Directors expires on December 18, 2015, in line with the age limits specified in the Group’s bylaws. Thierry Desmarest, Honorary Chairman, will remain as a director until the Annual Shareholders’ Meeting on May 24, 2016.

In addition, upon the recommendation of the Chairman and Chief Executive Officer, the Board of Directors has decided to create the position of Lead Independent Director. The Lead Independent Director will in particular oversee the efficient running of the company’s governance structure, will chair the Governance and Ethics Committee and will be a key contact for shareholders on issues related to the Board of Directors’ responsibilities.

Patricia Barbizet, an independent director since 2008, has been appointed by the Board of Directors as Lead Independent Director. In this capacity, she will chair the Governance and Ethics Committee. She will also be a member of the Compensation Committee.

In addition, as part of this revised governance structure:

•	Marie-Christine Coisne-Roquette, independent director since 2011, will chair the Audit Committee.

•	Gérard Lamarche, independent director since 2012, will chair the Compensation Committee.

These appointments will take effect on December 19, 2015.

Following the Board of Directors meeting, Mr. Desmarest said, “The Group is in good hands. Patrick Pouyanné will provide the leadership required in an environment demanding discipline and innovation. I know that he will drive Total with determination on the path to sustainable growth.”

Upon his election as Chairman of the Board of Directors, Mr. Pouyanné stated, “On behalf of all directors, all of Total’s staff and personally, I would like to express our deepest respect and gratitude to Thierry Desmarest for his unwavering commitment and service to Total. I have found his support and advice invaluable in ensuring the transition of the Group’s management, the Board and its committees. Today’s decisions are fully aligned with the company’s commitment to uphold the highest standards of governance.”

As of December 19, 2015, the members of Total’s Board of Directors are:

•	Patrick Pouyanné, Chairman

•	Thierry Desmarest, Honorary Chairman

•	Patrick Artus

•	Patricia Barbizet, Lead Independent Director

•	Marc Blanc

•	Gunnar Brock

•	Marie-Christine Coisne-Roquette

•	Paul Desmarais Jr.

•	Anne-Marie Idrac

•	Charles Keller

•	Barbara Kux

•	Gérard Lamarche

* * * * *

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.